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                                                                     Exhibit 12
                                                                     Ex-99.12

                           Sullivan & Worcester
                A Registered Limited Liability Partnership
                          ONE POST OFFICE SQUARE
                       Boston, Massachussetts 02109
                              (617) 338-2800
                           FAX NO. 617-338-2880

In Washington,  D.C.                               In New York City
1025 Connecticut Avenue,  N.W.                     767 Third Avenue
Washington, D.C.  20036                            New York, N.Y. 10017
(202)  775-8190                                    (212) 486-8200
FAX NO.202-293-2275                                FAX NO. 212-758-2151


                             October 16, 1995




Calvert Responsibly Invested Equity Portfolio
Calvert Responsibly Invested Capital
   Accumulation Portfolio
4550 Montgomery Avenue
Bethesda, Md. 20814

         Re:      Acquisition of Assets of Calvert
                  Responsibly Invested Equity Portfolio

Ladies and Gentlemen:

         You have asked for our opinion as to certain tax consequences of the proposed acquisition of assets of Calvert Responsibly Invested Equity Portfolio ("Selling Fund"), a series of Acacia Capital Corporation, a Maryland corporation (the "Company"), by Calvert Responsibly Invested Capital Accumulation Portfolio ("Acquiring Fund"), also a series of the Company, in exchange for voting shares of Acquiring Fund (the "Reclassification").

         In rendering our opinion, we have reviewed and relied upon the draft Prospectus/Proxy Statement dated October 2, 1995 and the Agreement and Plan of Reclassification (the "Agreement") dated as of October 11, 1995. We have relied, without independent verification, upon the factual statements made therein, and assume that there will be no change in material facts disclosed therein between the date of this letter and the date of closing of the Reclassification. We further assume that the Reclassification will be carried out in accordance with the Agreement. We have also relied upon the following representations, each of which has been made to us by officers of the Company on behalf of Acquiring Fund or of Selling Fund:

         A. The Reclassification will be consummated substantially as described in the Agreement.

         B. Acquiring Fund will acquire from Selling Fund at least 90% of the Fair market value of the net assets and at least 70% of the fair market value of the gross assets held by Selling Fund immediately prior to the Reclassification. For purposes of this representation, assets of Selling Fund used to pay reorganization expenses, cash retained to pay liabilities, and redemptions and distributions (except for regular and normal distributions) made by selling Fund immediately preceding the transfer which are part of the plan of reorganization, will be considered as assets held by Selling Fund immediately prior to the transfer.

         C.  To the best of the knowledge of management of Selling
Fund, there is no plan or intention on the part of the shareholders of Selling Fund to sell, exchange, or otherwise dispose of a number of Acquiring Fund shares received in the Reclassification that would reduce the former Selling Fund shareholders' ownership of Acquiring Fund shares to a number of shares having a value, as of the date of the Reclassification (the "Closing Date"), of less than 50 percent of the value of all of the formerly outstanding shares of Selling Fund as of the same date. For purposes of this representation, Selling Fund shares exchanged for cash or other property will be treated as outstanding Selling Fund shares on the Closing Date. There were no dissenters' rights in the Reclassification, and no cash will be exchanged for Selling Fund shares in lieu of fractional shares of Acquiring Fund. Moreover, shares of Selling Fund and shares of Acquiring Fund held by Selling Fund shareholders and otherwise sold, redeemed, or disposed of prior or subsequent to the Reclassification will be considered in making this representation, except for shares of Selling Fund or Acquiring Fund redeemed in the ordinary course of business of Selling Fund or Acquiring Fund in accordance with the requirements of section 22 (e) of the Investment Company Act of 1940.

         D. Selling Fund has not redeemed and will not redeem the shares of any of its shareholders in connection with the Reclassification except to the extent necessary to comply with its legal obligation to redeem its shares.

         E. The management of Acquiring Fund has no plan or intention to redeem or reacquire any of the Acquiring Fund shares to be received by Selling Fund shareholders in connection with the Reclassification, except to the extent necessary to comply with its legal obligation to redeem its shares.

         F. The management of Acquiring Fund has no plan or intention to sell or dispose of any of the assets of Selling Fund which will be acquired by Acquiring Fund in the Reclassification, except for dispositions made in the ordinary course of business, and to the extent necessary to enable Acquiring Fund to comply with its legal obligation to redeem its shares.

         G. Following the Reclassification, Acquiring Fund will continue the historic business of Selling Fund in a substantially unchanged manner as part of the regulated investment company business of Acquiring Fund, or will use a significant portion of Selling Fund's historic business assets in a business.

         H. There is no intercorporate indebtedness between Acquiring Fund and Selling Fund.

         I. Acquiring Fund does not own, directly or indirectly, and has not owned in the last five years, directly or indirectly, any shares of Selling Fund. Acquiring Fund will not acquire any shares of Selling Fund prior to the Closing Date.

         J. Acquiring Fund will not make any payment of cash or of property other than shares to Selling Fund or to any shareholder of Selling Fund in connection with the Reclassification.

         K. Pursuant to the Agreement, the shareholders of Selling Fund will receive solely Acquiring Fund voting shares in exchange for their voting shares of Selling Fund.

         L. The fair market value of the Acquiring Fund shares to be received by the Selling Fund shareholders will be approximately equal to the fair market value of the Selling Fund shares surrendered in exchange therefor.

         M. Subsequent to the transfer of Selling Fund's assets to Acquiring Fund pursuant to the Agreement, Selling Fund will distribute the shares of Acquiring Fund, together with other assets it may have, in final liquidation as expeditiously as possible.

         N. Selling Fund is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368 (a) (3)
(A) of the Internal Revenue Code of 1986, as amended (the "Code").

         O. Selling Fund is treated as a corporation for federal income tax purposes and at all times in its existence has qualified as a regulated investment company, as defined in Section 851 of the Code.

         P. Acquiring Fund is treated as a corporation for federal income tax purposes and at all times in its existence has qualified as a regulated investment company, as defined in Section 851 of the Code.

         Q. The sum of the liabilities of Selling Fund to be assumed by Acquiring Fund and the expenses of the Reclassification does not exceed twenty percent of the fair market value of the assets of Selling Fund.

         R. The foregoing representations are true on the date of this letter and will be true on the date of closing of the Reclassification.

         Based on and subject to the foregoing, and our examination of the legal authority we have deemed to be relevant, it is our opinion that for federal income tax purposes:

         1. The acquisition by Acquiring Fund of substantially all of the assets of Selling Fund solely in exchange for voting shares of Acquiring Fund followed by the distribution by Selling Fund of said Acquiring Fund shares to the shareholders of Selling Fund in exchange for their Selling Fund shares will constitute a reorganization within the meaning of Section 368 (a) (1) (C) of the Code, and Acquiring Fund and Selling Fund will each be "a party to a reorganization" within the meaning of Section 368 (b) of the Code.

         2. No gain or loss will be recognized to Selling Fund upon the transfer of substantially all of its assets to Acquiring Fund solely in exchange for Acquiring Fund voting shares and assumption by Acquiring Fund of certain identified liabilities of Selling Fund, or upon the distribution of such Acquiring Fund voting shares to the shareholders of Selling Fund in exchange for all of their Selling Fund shares.

3. No gain or loss will be reorganized by Acquiring Fund upon the receipt of the assets of Selling Fund (including any cash retained initially by Selling Fund to pay liabilities but later transferred) solely in exchange for Acquiring Fund voting shares and assumption by Acquiring Fund of certain identified liabilities of Selling Fund.

4. The basis of the assets of Selling Fund acquired by Acquiring Fund will be the same as the basis of those assets in the hands of Selling Fund immediately prior to the transfer, and the holding period of the assets of Selling Fund in the hands of Acquiring Fund will include the period during which those assets were held by Selling Fund.

         5. The shareholders of Selling Fund will recognize no gain or loss upon the exchange of all of their Selling Fund shares solely for Acquiring Fund voting shares. Gain, if any, will be realized by Selling Fund shareholders who in exchange for their Selling Fund shares receive other property or money in addition to Acquiring Fund shares, and will be recognized, but not in excess of the amount of cash and the value of such other property received. If the exchange has the effect of the distribution of a dividend, then the amount of gain recognized that is not in excess of the ratable share of undistributed earnings and profits of Selling Fund will be treated as a dividend.

         6. The basis of the Acquiring Fund voting shares to be received by the Selling Fund shareholders will be the same as the basis of the Selling Fund shares surrendered in exchange therefor.

         7. The holding period of the Acquiring Fund voting shares to be received by the Selling Fund shareholders will include the period during which the Selling Fund shares surrendered in exchange therefor were held, provided the Selling Fund shares were held as a capital asset on the date of the exchange.

         This opinion letter is delivered to you in satisfaction of the requirements of Paragraph III.D. of the Agreement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form N-14 and to use of our name and any reference to our firm in the Registration Statement or in the Prospectus/Proxy Statement constituting a part thereof. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under
Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.



                                                 Very truly yours,




                                                 SULLIVAN & WORCESTER
                                                 A Registered Limited
                                                   Liability Partnership




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